WILLAMETTE VALLEY VINEYARDS, INC.

CODE OF CONDUCT AND ETHICS

Introduction

The standards of this Code of Conduct and Ethics (the “Code”) are an extension of our values and reflect our commitment to maintaining the highest standards of business conduct and ethics.  Willamette Valley Vineyards, Inc. and its subsidiaries, if any (the “Company”) expect every employee, officer and director to read and understand the Code and its application to the performance of his or her business responsibilities.  References in the Code to employees are intended to cover officers and, as applicable, directors.  It is imperative that all employees abide by these key principles, among others:

•	Obey the law – Compliance with the law does not comprise our entire ethical responsibility, it is a minimum, absolutely essential condition for performance of our duties.

•	Do not engage in speculative or insider trading.

•	Steer clear of conflicts of interest.

•	Avoid illegal and questionable gifts or favors.

•	Keep accurate and complete records.

•	Treat in an ethical manner all those to whom the Company has an obligation.

•	Maintain the integrity of consultants, agents, and representatives.

•	Protect proprietary information.

•	Obtain and use company and customer assets wisely. Do not use confidential information acquired in the course of one’s work for personal advantage.

Officers, managers and other supervisors are expected to develop in employees a sense of commitment to the spirit, as well as the letter, of the Code.  Supervisors are also expected to ensure that all agents and contractors conform to Code standards when working for or on behalf of the Company.  Nothing in the Code alters the employment at-will policy of employees of the Company.

This Code cannot possibly describe every practice or principle related to honest and ethical conduct.  The Code addresses conduct that is particularly important to proper dealings with the people and entities with whom we interact, but reflects only a part of our commitment.  The Code should be read in conjunction with other policies the Company has which address conduct of employees.  Actions by members of your immediate family or other persons who live in your household also may potentially result in ethical issues to the extent that they involve the Company’s business.  For example, acceptance of inappropriate gifts by a family member from one of the Company’s suppliers could create a conflict of interest and result in a Code violation attributable to you.  Consequently, in complying with the Code, you should consider not only your own conduct, but also that of your immediate family members, and other persons who live in your household.

The integrity and reputation of the Company depends on the honesty, fairness and integrity brought to the job by each person associated with us.  It is the responsibility of each employee to apply common sense, together with the highest personal ethical standards, in making business decisions where there is no stated guideline in the Code.  Unyielding personal integrity is the foundation of corporate integrity.

YOU SHOULD NOT HESITATE TO ASK QUESTIONS ABOUT WHETHER ANY CONDUCT MAY VIOLATE THE CODE, VOICE CONCERNS OR CLARIFY GRAY AREAS.  SECTION 12 BELOW DETAILS THE COMPLIANCE RESOURCES AVAILABLE TO YOU.  IN ADDITION, YOU SHOULD BE ALERT TO POSSIBLE VIOLATIONS OF THE CODE BY OTHERS AND REPORT SUSPECTED VIOLATIONS, WITHOUT FEAR OF ANY FORM OF RETALIATION.

AS FURTHER DESCRIBED IN SECTION 12, THE COMPANY HAS ESTABLISHED PROCEDURES TO REPORT VIOLATIONS OF THE CODE.  Violations of the Code will not be tolerated.  Any employee who violates the standards in the Code may be subject to disciplinary action, up to and including termination of employment and, in appropriate cases, civil legal action or referral for criminal prosecution.

1.	Legal Compliance

Obeying the law, both in letter and in spirit, is the foundation of this Code.  Our success depends upon each of our officers, directors and employees operating within legal guidelines and cooperating with local, national and international authorities.  It is therefore essential that you understand the legal and regulatory requirements applicable to your business unit and area of responsibility.  While we do not expect you to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from your supervisor.

Disregard of the law will not be tolerated.  Violation of domestic or foreign laws, rules and regulations may subject you, as well as the Company, to civil and/or criminal penalties.  You should be aware that conduct and records, including emails, are subject to internal and external audits, and to discovery by third parties in the event of a government investigation or civil litigation.  It is in everyone’s best interests to know and comply with our legal and ethical obligations.

2.	Confidential Information

Employees who have access to confidential (or “inside”) information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business.  All non-public information about the Company or about companies with which we do business is considered confidential information.  To use material non-public information in connection with buying or selling securities, including “tipping” others who might make an investment decision on the basis of this information, is not only unethical, it is illegal.  Employees must exercise the utmost care when handling material inside information.

3.	Conflicts of Interest

A “conflict of interest” occurs when an individual’s personal interest may interfere in any way with the performance of his or her duties or the best interests of the Company.  A conflicting personal interest could result from an expectation of personal gain now or in the future or from a need to satisfy a prior or concurrent personal obligation.  We expect our employees, officers and directors to be free from influences that conflict with the best interests of the Company.  Even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided.  Whether or not a conflict of interest exists or will exist can be unclear.  Conflicts of interest are prohibited unless specifically authorized as described below.

If you have any questions about a potential conflict or if you become aware of an actual or potential conflict, and you are not an officer or director of the Company, you should discuss the matter with your supervisor (as further described in Section 12). Supervisors may not authorize conflict of interest matters without first seeking the approval of the Ethics Compliance Officer.  If the Ethics Compliance Officer is involved in the potential or actual conflict, the supervisor should seek authorization from the Audit Committee of the Board of Directors.  Factors that may be considered in evaluating a potential conflict of interest are, among others:

•	whether it may interfere with the employee’s job performance, responsibilities or morale;

•	whether the employee has access to confidential information;

•	whether it may interfere with the job performance, responsibilities or morale of others within the organization;

•	any potential adverse or beneficial impact on our business;

•	any potential adverse or beneficial impact on our relationships with our customers or suppliers or other service providers;

•	whether it would enhance or support a competitor’s position;

•	the extent to which it would result in financial or other benefit (direct or indirect) to the employee;

•	the extent to which it would result in financial or other benefit (direct or indirect) to one of our customers, suppliers or other service providers; and

•	the extent to which it would appear improper to an outside observer.

4.	Corporate Opportunities

You may not take personal advantage of opportunities that are presented to you or discovered by you as a result of your position with us or through your use of the Company’s property or information, unless authorized by your supervisor or, with respect to issues raised by executive officers or directors, the Audit Committee.  Even opportunities that are acquired privately by you may be questionable if they are related to our existing or proposed lines of business.  Participation in an investment or outside business opportunity that is related to our existing or proposed lines of business must be pre-approved.  You cannot use your position with us or our property or information for improper personal gain, nor can you compete with us in any way.

5.	Maintenance of Corporate Books, Records, Documents and Accounts; Financial Integrity

The integrity of our records and public disclosure depends on the validity, accuracy and completeness of the information supporting the entries to our books of account.  Therefore, our corporate and business records should be completed accurately and honestly.  The making of false or misleading entries, whether they relate to financial results or test results, is strictly prohibited.  Our records serve as a basis for managing our business and are important in meeting our obligations to customers, suppliers, creditors, employees and others with whom we do business.  As a result, it is important that our books, records and accounts accurately and fairly reflect, in reasonable detail, our assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities.  We require that:

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no entry be made in our books and records that intentionally hides or disguises the nature of any transaction or of any of our liabilities, or misclassifies any transactions as to accounts or accounting periods;

•	transactions be supported by appropriate documentation;

•	the terms of sales and other commercial transactions be reflected accurately in the documentation for those transactions and all such documentation be reflected accurately in our books and records;

•	employees comply with our system of internal controls; and

•	no cash or other assets be maintained for any purpose in any unrecorded or “off-the-books” fund.

Our accounting records are also relied upon to produce reports for our management, shareholders and creditors, as well as for governmental agencies.  These reports must provide full, fair, accurate, timely and understandable disclosure and fairly present our financial condition and results of operations.  Employees who collect, provide or analyze information for or otherwise contribute in any way in preparing or verifying these reports should strive to ensure that our financial disclosure is accurate and transparent and that our reports contain all of the information about the Company that would be important to enable shareholders and potential investors to assess the soundness and risks of our business and finances and the quality and integrity of our accounting and disclosures.  In addition:

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no employee may take or authorize any action that would cause our financial records or financial disclosure to fail to comply with generally accepted accounting principles, or other applicable laws, rules and regulations; and

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all employees must cooperate fully with our accounting department and internal auditors, as well as our independent public accountants and legal counsel, respond to their questions with candor and provide them with complete and accurate information to help ensure that our books and records, are accurate and complete.

Any employee who becomes aware of any departure from these standards has a responsibility to report his or her knowledge promptly to a supervisor, the Ethics Compliance Officer or one of the other compliance resources described in Section 12.

6.	Fair Dealing

We strive to outperform our competition fairly and honestly.  Advantages over our competitors are to be obtained through superior performance of our products, not through unethical or illegal business practices.  Acquiring proprietary information from others through improper means, possessing trade secret information that was improperly obtained, or inducing improper disclosure of confidential information from past or present employees of other companies is prohibited, even if motivated by an intention to advance our interests.  If information is obtained by mistake that may constitute a trade secret or other confidential information of another business, or if you have any questions about the legality of proposed information gathering, you must consult your supervisor or the Ethics Compliance Officer, as further described in Section 12.

You are expected to deal fairly with our customers, suppliers, employees and anyone else with whom you have contact in the course of performing your job.  No employee may take unfair advantage of anyone through misuse of confidential information, misrepresentation of material facts or any other unfair dealing practices.

Employees involved in procurement have a special responsibility to adhere to principles of fair competition in the purchase of products and services by selecting suppliers based exclusively on normal commercial considerations, such as quality, cost, availability, service and reputation, and not on the receipt of special favors.

7.	Gifts and Entertainment

Business entertainment and gifts are meant to create goodwill and sound working relationships and not to gain improper advantage with customers, vendors or suppliers or facilitate approvals from government officials.  Unless express permission is received from a supervisor, entertainment (other than of a normal social nature) and gifts cannot be offered, provided or accepted by any employee unless consistent with customary business practices and not (a) excessive in value, which would be any one item valued over $100.00 or multiple items in any one year valued in the aggregate over $500.00 unless the customers, suppliers or vendors are present at such entertainment event, (b) in cash, (c) susceptible of being construed as a bribe or kickback or (d) in violation of any laws.  This principle applies to our transactions everywhere in the world, even where the practice is widely considered “a way of doing business.”  Under some statutes, giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction.  Discuss with your supervisor any proposed entertainment or gifts if you are uncertain about their appropriateness.  Notwithstanding the foregoing or any other provision of the Code, the Company may make reasonable and customary gifts to distributors.

8.	Protection and Proper Use of Company Assets

All employees are expected to protect our assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on our profitability.  Our property, such as office supplies, automobiles, computer equipment, phones and offices, are expected to be used only for legitimate business purposes, although incidental personal use may be permitted.  Employees should be mindful of the fact that we retain the right to access, review, monitor and disclose any information transmitted, received or stored using our electronic equipment, with or without an employee’s or third party’s knowledge, consent or approval.  Any misuse or suspected misuse of our assets must be immediately reported to your supervisor.

9.	Confidentiality

One of our most important assets is our confidential information.  Employees, officers and directors who have received or have access to confidential information should take care to keep this information confidential.  Confidential information may include but is not limited to business, marketing and service plans, financial information, databases, customer data  (including, for example, customer financial information), pricing strategies, personnel data, personally identifiable information pertaining to our employees, customers or other individuals (including, for example, names, addresses, telephone numbers and social security numbers), and similar types of information provided to us by our customers.

Except when disclosure is authorized or legally mandated, you must not share our or our customers’ confidential information with third parties or others within the Company who have no legitimate business purpose for receiving that information.  Unauthorized use or distribution of this information could also be illegal and result in civil liability and/or criminal penalties.  In determining whether a matter is authorized or legally required to be disclosed, you must first coordinate with your supervisor.

You should also take care not to inadvertently disclose confidential information.  Materials that contain confidential information, such as memos, notebooks, computer disks and laptop computers should be stored securely.  Unauthorized posting or discussion of any information concerning our business, information or prospects on the Internet is prohibited.  You may not discuss our business, information or prospects in any “chat room,” regardless of whether you use your own name or a pseudonym.  Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and “quasi-public” areas within the Company, such as lobbies, retail areas, cafeterias or lunch rooms.  All Company emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated outside of the Company, except where required for legitimate business purposes.

In addition to the above responsibilities, if you are handling information protected by any privacy policy published by us, such as confidential customer information, then you must handle that information solely in accordance with the applicable policy.

10.	Special Provisions Applicable to Senior Financial Officers

The Company’s President, Chief Executive Officer (CEO), Chief Financial Officer (CFO), and other senior finance and accounting officers (collectively, the “Senior Financial Officers”), hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all stakeholders’ interests are appropriately balanced, protected, and preserved.  Because of this special role, the Senior Financial Officers are bound by the following principles and responsibilities, and by accepting the Code, each agrees that he or she will, in his or her capacity as an employee of the Company:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

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Provide information that is accurate, complete, objective, relevant, timely, and understandable to ensure full, fair, accurate, timely, and understandable disclosure reports and documents that the Company files with, or submits to, government agencies and in other public communications.

•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his or her independent judgment to be subordinated.

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Respect the confidentiality of information acquired in the course of his or her work except when authorized or otherwise legally obligated to disclose.  Confidential information acquired in the course of his or her work will not be used for personal advantage.

•	Share knowledge and maintain skills important and relevant to stakeholders’ needs.

•	Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

•	Achieve responsible use of and control over all assets and resources employed or entrusted.

•	Be responsible for implementing and maintaining adequate internal control structure and procedures for financial reporting, including disclosure controls.

•	Promptly report Code violations to the Audit Committee.

11.	Waivers

Any waiver of this Code for executive officers (including, where required by applicable laws, our principal executive officer, principal financial officer, principal accounting officer or controller (or persons performing similar functions)) or directors may be authorized only by our Board of Directors or the Audit Committee of the Board of Directors and may be disclosed to shareholders or in public filings as required by applicable laws, rules and regulations.

12.	Compliance Standards and Procedures

Compliance Resources

We have established the position of Ethics Compliance Officer to oversee this program.  The Ethics Compliance Officer is a person to whom you can address any questions or concerns.  In addition to fielding questions or concerns with respect to potential violations of this Code, the Ethics Compliance Officer is responsible for:

•	investigating possible violations of the Code;

•	monitoring compliance with the Code on both an informal and a formal basis, placing particular emphasis on the relationships between employees and third parties;

•	distributing copies of the Code periodically to each employee with a reminder that each employee is responsible for reading, understanding and complying with the Code;

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updating the Code as needed and alerting employees to any updates, with appropriate approval of the Board of Directors, to reflect changes in the law, the Company operations and in recognized best practices, and to reflect the Company experience; and

•	otherwise promoting an atmosphere of responsible and ethical conduct.

For those who wish to ask questions about Company policy or the Code, seek guidance on specific situations, or report violations of the Code, you have the option of either contacting your supervisor, the Company’s senior human resources officer (“HR Director”) or the Ethics Compliance Officer.  If you choose to contact your supervisor or the HR Director, to the extent necessary he or she will coordinate with the Ethics Compliance Officer to ensure your matter is handled in accordance with the Code.  If you wish to communicate with the Ethics Compliance Officer but do not know how to contact him or her, you may obtain contact information from the HR Director and you are not required to disclose your concern to the HR Director.  In your communications with your supervisor, the HR Director and the Ethics Compliance Officer, there is no need to identify yourself, if you prefer not to.  If you desire that your identity be confidential, please advise your supervisor, the HR Director or the Ethics Compliance Officer, as applicable.  Whether you identify yourself or remain anonymous, your telephonic or email contact will be kept strictly confidential to the extent reasonably possible within the objectives of the Code.

Clarifying Questions and Concerns; Reporting Possible Violations

It is the Company’s policy that employees, officers and directors of the Company have open opportunities to bring to the attention of any supervisor, the HR Director or the Ethics Compliance Officer, allegations of wrongdoing of any officer, director or employee, including but not limited to violations of this Code, laws or regulations, any actions considered unsafe or any unsound business practices that jeopardize the welfare and safety of employees or customers.  Other allegations may include but are not limited to corruption, violations of this Code, bribery, acceptance of gifts beyond established limits, theft of Company property, misuse of Company property and facilities or any activities that involves fraud or misconduct.  If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with your supervisor, the HR Director or the Ethics Compliance Officer. Even the appearance of impropriety can be very damaging and should be avoided.

If you are aware of a suspected or actual violation of Code standards by others, you have a responsibility to report it.  You are expected to promptly provide a compliance resource with a specific description of the violation that you believe has occurred, including any information you have about the persons involved and the time of the violation.  Whether you choose to speak with your supervisor, the HR Director or the Ethics Compliance Officer, you should do so without fear of any form of retaliation.  We will take prompt disciplinary action against any employee who retaliates against you, up to and including termination of employment.

Supervisors and the HR Director, as applicable, must promptly report any complaints or observations of Code violations to the Ethics Compliance Officer. The Ethics Compliance Officer will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances.  Your cooperation in the investigation will be expected. As needed, the Ethics Compliance Officer will consult with the Human Resources department and/or the Audit Committee of the Board of Directors

If the investigation indicates that a violation of the Code has probably occurred, we will take such action as we believe to be appropriate under the circumstances. If we determine that an employee is responsible for a Code violation, he or she will be subject to disciplinary action up to, and including, termination of employment and, in appropriate cases, civil action or referral for criminal prosecution.  Appropriate action may also be taken to deter any future Code violations.

Approved by the Willamette Valley Vineyards, Inc. Board of Directors on May 5, 2010.